Mail Stop 4561

March 10, 2008

Mr. Robert Vrij
President and Chief Executive Officer
Openwave Systems, Inc.
2100 Seaport Blvd.
Redwood City, CA 94063

      Re: **Openwave Systems, Inc.**
              Form 10-K for the Fiscal Year Ended June 30, 2007
              Filed August 29, 2007
              Form 10-Q for the Fiscal Quarter Ended December 31, 2007
              Filed February 7, 2008
              File no. 001-16073

Dear Mr. Vrij:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

Notes to Consolidated Financial Statements

(2) Significant Accounting Policies

(h) Revenue Recognition, page F-14

1.   We note that you offer "new version coverage" which includes the right to receive "minor" and "major" version releases. We further note that you appear to be recognizing revenue for this element separately suggesting that you consider the new versions to be upgrades rather than products. Please explain to us, in detail, how you arrived at that conclusion.

Form 10-Q for the Fiscal Quarter Ended December 31, 2007

Notes to Condensed Consolidated Financial Statements – Unaudited

(5) Balance Sheet Components

(b) Long-term Investments, page 13

2.   We note that the fair value of certain auction rate securities was estimated by the investment firms that hold the investments. Please provide us with a summary of how these securities were valued by the investment firms and tell us how management determined that the valuation methodologies were "reasonable." Also, tell us whether you consider such disclosures to be reference to third-party valuation specialists subject to Rule 436(b) of Regulation C.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Senior Staff Accountant, at (202) 551-3408 or me at (202) 551-3451 if you have any questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief